UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25



                                             Commission File Number   811-7138
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                                                  CUSIP  Number    09255A 10 0
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                          NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K                             [  ] Form 20-F
[   ] Form 11-K                             [  ] Form 10-Q
[X] Form N-SAR                              [  ] Form N-CSR

         For Period Ended:  October 31, 2006
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         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         [  ]     Transition Report on Form N-CSR

         For the Transition Period Ended:____________________________



         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________


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                                    PART I
                            REGISTRANT INFORMATION


BlackRock MuniYield New Jersey Insured Fund, Inc.
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Full Name of Registrant

MuniYield New Jersey Insured Fund, Inc.
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Former Name if Applicable

800 Scudders Mill Road
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Address of Principal Executive Office (Street and Number)

Plainsboro, New Jersey  08536
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City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                   PART III
                                   NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to a recent change in the accounting interpretation of the presentation in the Fund's financial statements of investments in tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its financial statements for a timely filing of its Form N-SAR to be made. Additionally, as a result of the foregoing, Deloitte & Touche LLP, the Fund's independent registered public accounting firm, is not able to finalize their audit of the financial statements of the Fund for a timely filing of the Form N-SAR to be made. The Fund's Form N-SAR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

Donald C. Burke                                  (609) 282-7085
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(Name)                                           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                  _X_ Yes                   ___ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                  ___ Yes                   _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Date  December 22, 2006              By   /s/ Donald C. Burke
      ----------------------------        -------------------------------------
                                          Donald C. Burke
                                          Vice President and Treasurer



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